

10031154

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUL 30 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDBURN PARTNERS (USA) LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue - 26TH Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Bell 212-803-7302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Bell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn Partners (USA) LP, as of May 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner, Head of US
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Redburn Partners (U.S.A.) L.P.

Financial Statements and Supplemental Information

Year Ended May 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of Redburn Partners (U.S.A.) L.P.

We have audited the accompanying statement of financial condition of Redburn Partners (U.S.A.) L.P. (the "Partnership") as of May 31, 2010 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redburn Partners (U.S.A.) L.P. at May 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



July 28, 2010

Redburn Partners (U.S.A.) L.P.

Statement of Financial Condition

May 31, 2010

Assets		
Cash and cash equivalents	$	1,933,685
Certificates of deposit		210,106
Receivable from clearing broker		250,333
Receivable from an affiliate		721,411
Fixed assets, net of accumulated depreciation of $149,413		175,717
Prepaid expenses		87,662
Other assets		2,440
Total assets	$	3,381,354
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	91,162
Accrued compensation, expenses and other liabilities		1,263,215
Accrued income taxes payable		239,473
Deferred rent		62,674
Obligation under a capital lease		12,513
Total liabilities		1,669,037
Commitments and contingent liabilities		
Members' equity		1,712,317
Total liabilities and members' equity	$	3,381,354

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Operations

Year Ended May 31, 2010

Revenues		
Commissions	$	15,306,523
Non commission income		2,490,215
Interest income		383
		17,797,121
Expenses		
Employee compensation and benefits	$	4,300,697
Clearing, research and other service fees		10,778,215
Occupancy		381,372
Professional fees		248,716
Travel and entertainment		498,670
Telephone and communication		531,787
Other		396,777
		17,136,234
Income before income tax expense		660,887
Income tax expense		288,473
Net income	$	372,414

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Changes in Members' Equity

Year Ended May 31, 2010

		Members' Equity
Balance at June 1, 2009	$	689,903
Net income		372,414
Capital contributions		650,000
Balance at May 31, 2010	$	1,712,317

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Cash Flows

Year Ended May 31, 2010

Cash flows from operating activities	
Net income	$ 372,414
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	81,319
Changes in operating assets and liabilities:	
Receivable from clearing broker	(138,209)
Receivable from an affiliate	(751,350)
Prepaid expenses	(35,205)
Other assets	(2,429)
Accounts payable	57,128
Accrued compensation, expenses and other liabilities	467,526
Accrued income taxes payable	239,473
Obligation under a capital lease	(10,807)
Deferred rent	62,674
Net cash provided by operating activities	342,534
Cash flows from investing activities	
Certificates of deposit	(124,413)
Purchases of fixed assets	(201,536)
Net cash used in investing activities	(325,949)
Cash flows from financing activities	
Capital contributions	650,000
Net cash provided by financing activities	650,000
Net increase in cash and cash equivalents	666,585
Cash and cash equivalents	
Beginning of year	1,267,100
End of year	$ 1,933,685
Supplemental disclosure of cash flow information	
Cash paid during the year for	
Interest	$ 982
Income taxes	$ 49,000

See accompanying notes to financial statements.

Redburn Partners (USA), L.P.

Notes to Financial Statements

May 31, 2010

1. Organization

Redburn Partners (U.S.A.) L.P., (the "Partnership"), was established under the laws of the State of New York in May of 2006. The Partnership's majority member is Redburn Partners LLP, a broker/dealer operating in the United Kingdom. The Partnership is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership commenced business operations on November 11, 2006, to broker securities transactions for institutional investors.

In accordance with the Partnership's operating agreement, profits and losses of the Partnership are allocated and distributed among the members in proportions determined by the General Partner, Redburn Partners (GP) Inc.

The Partnership clears its securities transactions on a fully-disclosed basis through BNP Paribas Securities Corporation.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Codification

The Financial Accounting Standard Board issued Accounting Standards Codification ("ASC") 105 effective for financial statements issued for interim and annual periods ending after September 15, 2009. ASC 105 replaces existing guidance defining the relative level of authority of various types of US GAAP and provides all authoritative literature related to a particular topic in one place. ASC 105 is intended to accurately represent existing standards and not to create new guidance.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents and concentration of credit risk

The Partnership defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

As of May 31, 2010, the Partnership maintains its cash balances of $1,933,685 with one financial institution, which at times, may exceed federally insured limits. As of May 31, 2010, the Partnership also maintained two certificates of deposit of $210,106 with the same financial institution. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Receivable from Clearing Broker

The receivable from clearing broker represents a clearing deposit of $200,000 that the Partnership maintains with its clearing broker and the remaining amount represents commissions receivable net of clearance and execution costs related to customers U.S. equity trading activity.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

The Partnership adopted the provisions of ASC 820, “Fair Value Measurements” (“ASC 820”), effective June 1, 2008. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

2. Significant Accounting Policies (continued)

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of May 31, 2010, financial instruments owned by the Partnership consist of cash equivalents and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Partnership during the year ended May 31, 2010.

Valuation Techniques

The Partnership values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales prices as of the last business day of the year.

Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are three years for computers, furniture and equipment. The estimated useful lives of the leasehold improvements are the life of the office lease which is 86 months.

Revenue Recognition

The Partnership records securities transactions, commission revenue and related expenses on a trade-date basis.

2. Significant Accounting Policies (continued)

Income Taxes

Through December 31, 2009, the Partnership was not subject to federal, state and city income taxes under the tax laws and the Partnership filed an informational partnership return that included a schedule K-1 for each partner which represented their proportional share of profit or loss. Each partner was responsible for including their proportional profit or loss on their individual U.S. tax filing.

Effective January 1, 2010, the Partnership elected and was approved to change the entity's tax classification from a partnership to a corporation for federal, state and city income tax purposes.

In accordance with ASC 740, the Partnership follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. The Partnership accounts for interest and penalties as a component of income tax expense.

As of May 31, 2010, based on its analysis, the Partnership has determined that the adoption of this policy did not have a material impact on the Partnership's financial statements upon adoption.

Subsequent Events

The Partnership has adopted new guidance included in ASC 855, Subsequent Events ("ASC 855"), which provides accounting and disclosure requirements for events that occur after the statement of financial condition date but before the financial statements are issued or are available to be issued. See Note 11 for required disclosure

3. Fixed Assets

Details of fixed assets at May 31, 2010 are as follows:

Computers	$ 124,121
Furniture and equipment	173,189
Leasehold improvements	27,820
	325,130
Less accumulated depreciation	(149,413)
	$ 175,717

Depreciation expense for the year ended May 31, 2010 was $81,319.

4. Obligation under a capital lease

At May 31, 2010, $34,979 of fixed assets is recorded under a capital lease.

Aggregate future minimum lease payments of $13,658, which consists of principal of $12,513 and interest of $1,145, are scheduled to be paid in full by April 2011.

5. Commitments and contingent liabilities

The Partnership leases office and storage space under operating leases expiring in October 2016. Rental payments are approximately $35,000 each month. The lease is secured by a standby letter of credit that is collateralized by two certificates of deposit totaling $210,106.

Aggregate future minimum annual rental payments in the years subsequent to May 31, 2010 are approximately as follows:

Year ending May 31,	
2011	$ 424,000
2012	424,000
2013	437,000
2014	442,000
2015	442,000
Thereafter	626,000
Total	$ 2,795,000

Rent expense was approximately $361,000 for the year ended May 31, 2010 and was included in the occupancy expense line item on the Statement of Operations.

6. Related Party Transactions

The Partnership passes all non U.S. equities orders to Redburn Partners LLP in London for execution. The Partnership pays Redburn Partners LLP clearing, research and other service fees for execution, clearing and research services which totaled $10,575,883 for the year ended May 31, 2010.

All non U.S. commissions are earned through an affiliate, Redburn Partners LLP, and the related commission receivable is due from Redburn Partners LLP. The Partnership earned commission income of $14,434,197 and non commission income of $2,490,215 from Redburn Partners LLP for the year ended May 31, 2010. As of May 31, 2010, the net receivable from the affiliate was $721,411.

Under a plan established by Redburn Partners Holding Company Limited ("Holdings"), the Partnership's ultimate holding company, phantom options of Holdings may be granted on a discretionary basis to selected employees of the Partnership for services related to the broker dealer. The exercise prices of the options are set at the estimated market price of shares of Holdings on the date of the grant. During the year ended May 31, 2010 no options were granted but options over 31,624 shares, granted in previous periods, remain outstanding at May 31, 2010. The outstanding options vest three years after the grant date and are exercisable once a year on October 31 between 2011 and 2018 and will be settled by cash. No stock based compensation expense has been included in the statement of operations as for the year ended May 31, 2010 as the existing provision is considered to be sufficient to cover the estimated future liability.

7. Income Taxes

Income tax expense for the five month period ended May 31, 2010 included current federal income tax expense of $181,382 and current state and local income tax expense of $107,091. The difference between the Partnership's effective tax rate and the statutory federal income tax rate relate to state and local taxes, certain nondeductible expenses, and an increase in the valuation allowance relating to the deferred tax assets.

The Partnership's deferred tax asset at May 31, 2010 is approximately $14,000 and is primarily the result of deferred rent. The Partnership maintains a full valuation allowance against its deferred tax asset as the Partnership cannot yet take the position that the deferred tax asset is likely to be realized. In assessing the need for a valuation allowance, the Partnership considers all positive and negative evidence, included schedule reversals of deferred tax liabilities, tax planning strategies, projected future taxable income, and recent financial performance. The valuation allowance at May 31, 2010 is approximately $14,000.

8. Employee Retirement Plan

The Partnership maintains a voluntary contributory employee retirement plan (the "Plan") covering substantially all employees meeting certain minimum eligibility requirements. The Partnership makes matching contributions equal to 100% of each participant's pretax contribution up to $8,250 per annum ($7,500 until December 31, 2009). For the year ended May 31, 2010, $70,917 was expensed as Partnership contributions and included in the statement of operations as employee compensation and benefits.

9. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Partnership computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2010, the Partnership had net capital of $1,289,868 which was $1,039,868 in excess of the required net capital of $250,000.

11. Subsequent Events

The Partnership adopted the accounting and disclosure requirements associated with subsequent events. These requirements establish general standards of accounting for and disclosing events that occur after the balance sheet date but before the financial statements are available or available to be issued.

The Partnership has evaluated subsequent events through July 28, 2010, the date of issuance of the accompanying financial statements.

Supplemental Information

Redburn Partners (U.S.A.) L.P.

Computation of Net Capital Pursuant to Rule 15c3-1

May 31, 2010

Computation of net capital	
Total members' equity	$ 1,712,317
Deductions:	
Non-allowable assets:	
Certificates of deposit	(210,106)
Receivable from an affiliate	(721,411)
Fixed assets	(175,717)
Prepaid expenses	(87,662)
Other assets	(2,440)
Total deductions	(1,197,336)
Additions:	
Non-Aggregate Indebtedness liabilities:	
Discretionary bonuses	774,887
Total additions	774,887
Net capital	$ 1,289,868
Computation of basic net capital requirements	
Minimum net capital requirements of reporting broker/dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,039,868

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited May 31, 2010 Part IIA Focus filing, as amended as of July 21, 2010.

Reconciliation of Focus filings:	
Excess net capital (prior to amendment)	$ 1,013,520
Change to Members' Equity	
--- Increase in accrued discretionary compensation	(100,000)
--- Reduction in tax charge	26,348
Increase in Non-A.I. Liabilities	
---Increase in accrued discretionary compensation	100,000
Excess Net Capital (amended)	$ 1,039,868

Redburn Partners (U.S.A.) L.P.

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

May 31, 2010

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Partnership does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(ii) for domestic equity securities because all customer transactions are cleared through another broker-dealer on a fully disclosed basis for domestic equity securities.

Supplementary Report

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members of Redburn Partners (U.S.A) L.P

In planning and performing our audit of the financial statements of Redburn Partners (U.S.A) L.P. (the "Partnership"), as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young

July 28, 2010

Ernst & Young LLP

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Redburn Partners (U.S.A.) L.P.
Year Ended May 31, 2010
with Report and Supplementary Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP


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